UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated November 9, 2009, announcing its dividend and results for the third quarter of 2009 and the acquisition of its eighteenth vessel.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend for the 49th Consecutive Quarter - 3rd Quarter 2009 Report. No Change to Dividend Policy. Further Fleet Expansion to 18 Vessels – bolstering Dividend Capacity.

Hamilton, Bermuda, November 9, 2009

Introduction and Overview

On or about December 4th NAT will pay a dividend for the 49th consecutive quarter since the first three vessels were delivered to the Company in the autumn of 1997 when the Company commenced operations. Since then a total of $39.89 per share has been paid in dividend.

We believe that some salient points of this report are as follows:

•	The 3rd quarter was down with a corresponding low dividend of $0.10 per share because of a low freight market.

•	There are signs of a positive development in the world economy and the freight market for the 4th quarter has started on a positive note compared with 3rd quarter.

•	We announced yesterday our agreement to acquire vessel no. 18 – which will increase the dividend capacity of the Company.

The low spot rates for suezmax tankers during 3Q09 resulted in a lower dividend payment than in the 2Q09.  In this environment, with a spot market fleet, except for one vessel, the Company can be expected to reap the benefits of a potential upswing in the tanker market more or less immediately. The Imarex rates, giving an indication of the level of the tanker market, were on average $13,000 per day during 3Q09.  The Imarex rate for suezmaxes at the time of this report is $17,846 per day. The average Imarex projected rates for November and December are about $20,000 per day. It is indicated that the world economy, as expressed by the GNP development, has bottomed out which is positive for the tanker business. The Board is optimistic for the future of the Company and the announcement to acquire vessel no. 18 is a confirmation of this view.

During 2009 NAT has acquired three vessels, and has entered into an agreement to acquire the fourth, increasing the trading fleet by one third – from 12 to 16 vessels - since the beginning of the year. The acquisitions are accretive, increasing the dividend potential of the Company. The acquisitions have improved our position relative to competitors which have a tough time in coping with the consequences of the international financial crisis. We have two newbuildings coming next year, bringing the trading fleet to 18 vessels.  We do not plan to go to the market to raise capital for the vessels we now have, the one to be delivered to us by end February 2010 and the two newbuildings.  From the end of 2008 and until August 2010 – a period of 20 months – the total fleet will have grown from 12 to 18 vessels, thereby increasing the dividend and earnings potential by 50%.

A full dividend payout policy and a strong balance sheet are central components of the consistent and transparent strategy of NAT.  As in the past, in order to create value for shareholders, the fleet must grow faster than the share count over time.

Typically, our dividend follows the level of the spot suezmax tanker freight market.  That is why our dividend is lower in 3Q09 than in 2Q09.  However, our policy of paying dividends from operating cash flow remains the same.  Generally, when rates in the suezmax freight market increase, our dividend can be expected to increase. Therefore, the Company has the full upside associated with a market improvement. Going forward, we expect that spot suezmax freight rates may fluctuate in an unpredictable manner.

The present instability in the financial markets and the lower freight markets are posing serious issues for debt laden shipping companies. Some of them have suspended dividends or changed their dividend policy and they have had to negotiate new terms with the banks.  NAT is staying its course in this environment - having no net debt. We go forward with a view to retaining what we consider the exceptionally strong financial situation of the Company - both in absolute and relative terms – as we believe that is in the best interests of our shareholders.

Our primary objective is to maximize total return1 to our shareholders, including maximizing our quarterly cash dividend.

The Company does not engage in any type of derivatives.

Other Highlights:

•
Net income for 3Q09 was -$0.28 per share based on the weighted average number of shares outstanding during the quarter of 42,204,904, compared to $0.00 per share for 2Q09. Net result from ongoing operations was -$0.26 per share. To put this into perspective, due to lower freight markets at the time, net income was also below zero in 3Q07.

•
In 3Q09 total off-hire (out of service) for the Company's fleet was about 40 days of which planned off-hire was about 15 days. There are no scheduled dry-dockings for any of the Company’s vessels until 2010 when one vessel is scheduled for dry-docking.

•
In early October, the Company announced that it had agreed to acquire a 2002-built double hull suezmax tanker.  We expect to take delivery of this vessel, to be named the Nordic Mistral, by mid-November 2009. The Company announced yesterday that it has agreed to acquire an additional 2002 built double hull suezmax vessel which is expected to be delivered to us by the end of February 2010. The two newbuildings of the Company are expected to be delivered in May and August 2010, bringing the trading fleet to 18 vessels.

Financial Information:

The Board has declared a dividend of $0.10 per share in respect of 3Q09. A dividend of $0.50 per share was declared for 2Q09. The amount of dividends per share is above all a reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. The number of shares outstanding for the third quarter of 2009 was 42,204,904 – the same number as of the date of this release.

Net income for 3Q09 was -$11.8m, or -$0.28 per share (EPS) compared to net income of -$0.1m, or $0.00 per share for 2Q09. One-time charges and non-cash general and administrative items for 3Q09 equal $0.02 and $0.03 per share, respectively.  Therefore, result from ongoing operations was -$0.26 per share. Reflecting a weak spot market in the quarter, the Company’s operating cash flow2 was $3.8m for 3Q09, compared to $17.0m for 2Q09.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations.

We estimate that our average cash breakeven level for our fleet is below $10,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

_____________________________
1 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

2  Operating cash flow is a non-GAAP member.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations

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At the time of this report the Company has no net debt and has an undrawn revolving credit facility of $500 million. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  Assuming no more acquisitions are made until the last of the two newbuildings are delivered in 2010, the Company can be expected to have net debt of about $8 million per vessel at that time in addition to having a substantial reserve in the unused credit facility.

The double hull Suezmax tanker which was delivered to the Company on July 7, 2009, the Nordic Grace, was financed from cash on hand.  The vessel we agreed to purchase on October 5, 2009, will also be financed from cash. The same goes for the vessel that the Company has agreed to acquire and which will be delivered to us by the end of February 2010.

For further details on our financial position and for other periods such as 3Q08 and for the nine months ended September 30, 2009 and September 30, 2008, please see later in this release.

The Fleet:

With the delivery of the Nordic Grace in July, the recently acquired vessel to be delivered by mid-November this year and the vessel expected to be delivered to us by end February 2010, 15 of the Company’s 16 existing vessels have employment in two cooperative arrangements. One vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 2Q09, we had 13 vessels in operation. With the two newbuildings announced in November 2007 and the most recent acquisitions, the Company is expected to have a fleet of 18 vessels operating from August 2010, assuming no further acquisitions in the meantime.

Vessel	Dwt	Employment
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Delivery expected by mid-November 2009
Nordic TBN	164,274	Delivery expected by end February 2010
Nordic Galaxy	163,000	Delivery expected by end May 2010
Nordic Vega	163,000	Delivery expected by end August 2010
Total	2,820,410

No scheduled dry-dockings were undertaken during 3Q09. There are no further scheduled dry-dockings for our vessels until 2010 when one dry-docking is expected to take place.  During 3Q09, we had in total 25 days of unplanned off-hire and 15 days planned off-hire for our fleet.

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Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. Presently, the world economy shows a significant contraction of demand. This downturn influenced the suezmax tanker market during the 3Q09.  Exports of oil from OPEC to the West have declined over the last few months, reducing demand for tanker vessels.

For NAT a lower freight tanker market can be expected to result in a lower dividend.  If a lower freight market results in lower vessel prices – such a development would be an advantage for the Company because we would be in a position to acquire additional vessels inexpensively compared to historic levels. The four acquisitions so far in 2009 reflect the ability of the Company to grow accretively; they will allow the Company to pay a higher dividend than if they had not taken place. This is so irrespective of the level of the suezmax spot tanker market, as long as the freight level is above the Company's low cash break-even for its fleet as a whole.

While the recession internationally is reducing the demand for transportation capacity, the demand side for tankers to some extent continues to be impacted positively by the use of tankers for storage.

On the supply side, we now see clearly that the current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders.

The average daily rate for our spot vessels was $14,075 per day net to us during 3Q09 compared with $26,300 per day for 2Q09.

Spot market rates for suezmax tankers are very volatile. The average spot market rate for modern suezmax tankers as reported by Imarex was $13,012 per day in 3Q09 compared to $20,569 per day during 2Q09.  The Imarex rate at the time of this report is $17,846 per day.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market.

We believe it is an advantage for the Company to have its spot vessels in two cooperative arrangements which in total have more than 50 suezmax vessels under commercial management.

 Strategy going forward:

We believe that the operating model of the Company works to the benefit of our shareholders.

The serious financial turmoil may represent attractive opportunities for our Company.

The Company essentially has the following strategic position going forward: If the market is firm, very good results and dividend can be expected.

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In a weaker market, the dividend will be lower which is a minus. However, if rates are down for a while, the Company is in a position to buy ships inexpensively and accretively which is a plus. This plus can be expected to be much larger than the minus.  Several of our listed competitors have significant net debt which could make it difficult for them to buy vessels in a weak market. In this way, the Company has covered both scenarios. Typically, the level of the spot market rates may change very fast.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than before such an event before taking into account any change in the spot rates. We believe that the acquisitions this year are examples of such accretive transactions.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive cash yield compared with that of other shipping companies.

We encourage investors wishing to have exposure to the tanker sector to assess our model and invest in our Company.

In the midst of the international financial instability, our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position.

* * * * *

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NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000
CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Nine Months Ended
	Sep. 30, 2009	Jun. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
NET VOYAGE REVENUE	17 742	29 745	67 316	91 790	177 440
OPERATING EXPENSES Vessel operating expenses	(11 868)	(10 732)	(9 175)	(31 947)	(26 918)
Depreciation	(14 116)	(13 396)	(12 359)	(40 395)	(35 731 )**
General and administrative costs	(3 157 )*	(5 562 )*	(2 985 )*	(13 257 )**	(10 829)
	(29 141)	(29 690)	(24 519)	(85 599)	(73 478)
Income from vessel operation	(11 399)	55	42 797	6 191	103 962

Interest income	101	211	321	520	799
Interest expense	(496)	(403)	(434)	(1 431)	(3 115)
	(395)	(192)	(113)	(911)	(2 316)
NET INCOME/(LOSS)	(11 794)	(137)	42 684	5 280	101 646
Earnings per average number of shares	(0,28)	(0,00)	1,24	0,13	3,16
Weighted average number of shares	42 204 904	39 978 227	34 373 271	39 857 965	32 190 342
Common shares outstanding	422 04 904	42 204 904	34 373 271	42 204 904	34 373 271

*)
The G&A for the three months ended Sep. 30, 2009, Jun. 30, 2009 and Sep. 30, 2008 include non-cash charges of $1.1m, $3.6m and $1.2m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)
The G&A for the nine months ended Sep. 30, 2009 and 2008 include non-cash charges of $7.5m and $5.8m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Sep. 30, 2009		Sep. 30, 2008	Dec. 31, 2008
	(unaudited)		(unaudited)
Cash deposits	88 265		31 120	31 378
Accounts receiveable	21 070		64 101	40 335
Other current assets	54 014	*	6 104	22 406
Vessels	784 800		720 035	707 853
Other long term assets	9 895		21 491	11 906
Total Assets	958 044		842 851	813 878
Accounts payable	4 721		5 816	1 947
Accrued liabilities	4 676		6 405	4 267
Accrued long-term liability	6 090		4 086	4 078
Long-term debt	0		0	15 000
Shareholders' equity	942 557		826 544	788 586
Total liabilities and shareholders' equity	958 044		842 851	813 878

*)
Other current assets for Sep. 30, 2009 includes deposit on contract of $18.0m and loan to First Olsen Ltd of $25.8m, both related to the newbuildings which is expected to be delivered to us by end May 2010 and by end August 2010.

CONDENSED STATEMENTS OF	Nine months ended		Twelve Months Ended
CASH FLOW	Sep. 30, 2009 (unaudited)	Sep. 30, 2008 (unaudited)	Dec. 31, 2008
OPERATING ACTIVITIES
Net cash from Operating Activities	41 303	87 301	127 900
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	236 706	158 906	158 891
Proceeds from use of Credit Facility	61 000	10 000	25 000
Repayment of debt	(76 000)	(115 500)	(115 500)
Loan facility costs	0	(2 316)	(2 316)
Dividends paid	(91 210)	(110 545)	(165 886)
Net Cash provided by (used for) Financing Activities	130 496	(59 455)	(99 812)
INVESTING ACTIVITIES
Investment in Vessels	(114 912)	(10 068)	(10 053)
Net cash used by investing activities	(114 912)	(10 068)	(10 053)
Net Increase in Cash and Cash Equivalents	56 887	17 778	18 036
Beginning Cash and Cash Equivalents	31 378	13 342	13 342
Ending Cash and Cash Equivalents	88 265	31 120	31 378

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NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,		Sep. 30,
	2009	2009	2008	2009		2008
Voyage revenue	21 575	30 803	69 202	97 525		187 129
Voyage expenses	(3 833)	(1 058)	(1 886)	(5 735)		(9 689)
Net voyage revenue (1)	17 742	29 745	67 316	91 790	#	177 440

	Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2009	2009	2008
Income from vessel operations	(11 399)	55	42 797
Depreciation	14 116	13 396	12 359
Non-cash general & administrative costs	1 093	3 558	1 217
Operating Cash Flow (2)	3 810	17 009	56 373

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: November 9, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President